Exhibit 99.2

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of Superintendent of Securities, Government of Prince Edward Island

Office of Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

September 15, 2026

Dear Sir/Madam,

Re: Notice of Change of Auditor of NervGen Pharma Corp.

We have read the Notice of Change in Auditor submitted to KPMG LLP by NervGen Pharma Corp. dated September 15, 2026 (the “Notice”), and are in agreement with the statements contained in the Notice.

Yours very truly,

Chartered Professional Accountants

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to
KPMG LLP. Document classification: Confidential.